UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2025

Commission File Number: 001-41263

Anghami Inc.

(Exact name of registrant as specified in its charter)

16th Floor, Al-Khatem Tower,
Abu Dhabi Global Market Square, Al Maryah Island, Abu Dhabi, United Arab Emirates

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Appointment of Bassil Almouallimi to Board of Directors and Resignation of Mohammed Nazer

Anghami Inc. (the “Company”) today announced the appointment of Bassil Almouallimi to the Board of Directors of the Company. Mr. Almouallimi’s appointment to the Board of Directors was effective May 27, 2025. He is the Chief Strategy and Commercial Officer at Saudi Research and Media Group (“SRMG”). Mr. Almouallimi has led SRMG’s transformation strategy since 2021, focused on revamping SRMG’s media assets and diversifying revenue streams. He oversees the development and launch of new business verticals in events, media representation, PR services, marketing solutions, and training. Prior to joining SRMG, he served as Senior Consultant at the Strategic Management Office, Royal Court, and held various positions at Saudi National Bank, including VP Project Finance in Structured Finance. Mr. Almouallimi holds a BSc in Economics from Simon Fraser University, Canada.

Mr. Almouallimi was appointed to the Board of Directors of the Company pursuant to the terms of that certain Director Designation Agreement, dated August 16, 2023, by and between the Company and SRMG.

The Company also announced the resignation of Mohammed Nazer from the Board of Directors, effective May 26, 2025. Mr. Nazer has resigned following his departure from his position at SRMG.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

ANGHAMI INC.
Date: May 29, 2025
	By:	/s/ Elias Habib
	Name:	Elias Habib
	Title:	Chief Executive Officer

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